Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

July 29, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Buffered Return Enhanced Notes due August 30, 2017	July 22, 2016	J584
Knock-Out Notes due October 25, 2017	July 22, 2016	J585
Knock-Out Notes due January 24, 2018	July 22, 2016	J586
Buffered Accelerated Return Equity Securities due July 31, 2018	July 26, 2016	K681
Digital Buffered Notes due January 30, 2020	July 26, 2016	K684
Digital Buffered Notes due July 30, 2020	July 26, 2016	K685
Buffered Accelerated Return Equity Securities due July 29, 2019	July 22, 2016	K686
Accelerated Barrier Notes due July 30, 2020	July 26, 2016	T791
Absolute Return Barrier Securities due July 29, 2021	July 26, 2016	T792
Digital Plus Barrier Notes due July 29, 2021	July 26, 2016	T793
Digital Plus Barrier Notes due July 29, 2021	July 26, 2016	T794

Digital Barrier Notes due January 29, 2018	July 22, 2016	T798
Absolute Return Barrier Securities due July 29, 2019	July 22, 2016	T799
Autocallable Securities due July 29, 2020	July 22, 2016	T800
Capped Trigger GEARS	July 26, 2016	T801
15 Months 7.25% per annum Contingent Coupon Autocallable Yield Notes due October 30, 2017	July 26, 2016	U1646
6.00% per annum Contingent Coupon Autocallable Yield Notes due July 29, 2021	July 26, 2016	U1647
10.50% per annum Contingent Coupon Callable Yield Notes due July 29, 2019	July 22, 2016	U1654
11.75% per annum Contingent Coupon Callable Yield Notes due July 29, 2019	July 22, 2016	U1655
Trigger Autocallable Contingent Yield Notes	July 28, 2016	U1659
9.40% per annum Contingent Coupon Callable Yield Notes due July 29, 2019	July 26, 2016	U1662
Trigger Autocallable Contingent Yield Notes	July 28, 2016	U1665

Trigger Callable Contingent Yield Notes (daily coupon observation)	July 28, 2016	U1670
Trigger Callable Contingent Yield Notes (daily coupon observation)	July 28, 2016	U1671